5-1-02

THE TOTAL NUMBER OF PAGES C [barcode] RT IS 16.

02033968

RECD S.E.C.
MAY 10 2002
080

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2002

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of registrant's name into English)

Bandera 84, sixth floor, Santiago, Chile

(Address of principal executive offices)

PROCESSED
MAY 20 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.

NY3:#7291667v1

This report consists of a press release announcing the Company's consolidated first quarter 2002 results.

NY3:#7291667v1

CCU

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Carlos Mendoza
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

COMPAÑIA CERVECERIAS UNIDAS S.A. REPORTS CONSOLIDATED FIRST QUARTER 2002 RESULTS

FIRST QUARTER 2002

Consolidated

Revenues Down 5.1%, Operating Income Down 7.9%, EBITDA Down 3.6%, Net Income Down 61.9% to US$ 0.25 per ADR

Chilean Operations

Revenues Up 5.4%, Operating Income Up 8.9%, EBITDA Up 7.4%,

(Santiago, Chile, May 8, 2002) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the first quarter ended March 31, 2002. All US$ figures are based on the exchange rate effective March 31, 2002 (US$ 1.00 = Ch$ 655.90).

COMMENTS FROM THE CEO

During the first quarter, consolidated operating income decreased 7.9% as a consequence of 5.1% lower revenues, a 1.6% decrease in cost of goods sold and 7.6% lower SG&A. These results are a consequence of the accounting standards used to consolidate Argentine operations under Chilean GAAP.

If we consider only the Chilean operations, operating income increased 8.9% as a consequence of 5.4% higher revenues, a 5.3% increase in cost of goods sold and 3.6% higher SG&A.

CCU Argentina, under Chilean GAAP, had a Ch$2,919 million (US$4.5 million) lower operating income during the quarter, as a result of 55.1% decrease in revenues, 32.1% lower cost of goods sold and a 47.3% decrease in SG&A. These figures are the consequence of the devaluation of the Argentine peso and the requirement, under Chilean GAAP, of keeping the depreciation in dollar terms. However, CCU Argentina's operating income in Argentine GAAP and local currency increased 18.1%, from ThA$1,578 in Q1'01 to ThA$1,864 in Q1'02.

The decrease in non-operating results are mainly explained by the absence of the extraordinary gain obtained in the sale of Backus & Johnston's shares in March 2001 and the depreciation of the Argentine peso.

This is the first quarter of the new Strategic Plan 2002-2004, which is based in three strategic pillars: Profitability, Growth and Sustainability. With the exception of Argentina, due to the reasons already explained, the other businesses are developing according to the plan.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

REVENUES

Q1'02 Total revenues decreased 5.1% to Ch$92,253 million (US$140.7 million) as a result of 5.2% lower average prices, which mainly are the result of a price decline of 45.7% in Beer Argentina, as a consequence of the devaluation of the Argentine peso, partially compensated by an increase of 0.5% in consolidated volumes. Consolidated volumes increase is explained by volumes' growth of 67.7% in domestic wine, 23.9% in nectars, 11.4% in export wine, 3.1% in Beer Chile and 2.2% in mineral water in Chile, which were partially compensated by declines of 16.6% in Beer Argentina, and 0.5% in soft drinks.


Q1'02 SEGMENT CONTRIBUTION
TO NET SALES
14.4%
44.5%
32.8%
8.1%
Beer - Chile
Beer - Argentina
Soft Drinks & Mineral Water
Wine

Considering only the operations in Chile, revenues increased 5.4%. The effect of CCU Argentina's consolidation, which revenues decreased by 55.1%, caused total revenues to decrease 5.1%.

<u>Revenues by Segment</u>

	Q1 (US$MM)				
	2001		**2002**		% Chg.
Beer - Chile	59.4	40.1%	**62.6**	**44.5%**	5.4%
Beer - Argentina	25.3	17.1%	**11.5**	**8.1%**	-54.7%
Soft Drinks & Mineral Water	46.1	31.1%	**46.2**	**32.8%**	0.2%
Wine	17.1	11.6%	**20.3**	**14.4%**	18.6%
Others	0.3	0.2%	**0.1**	**0.0%**	-75.6%
TOTAL	148.2	100.0%	**140.7**	**100.0%**	-5.1%
Total Chile	122.4	82.6%	**129.1**	**87.1%**	5.4%

Please note that until last year the cost of the freight from the warehouse to the customer was deducted from revenues. Since this year, is part of SG&A and 2001 figures have been restated using the same criteria.

GROSS PROFIT

Q1'02 Decreased 7.7% to Ch$51,193 million (US$78.1 million) mainly as a result of lower sales and higher cost of goods sold as a percentage of sales. **Cost of goods sold** decreased by 1.6% to Ch$41,060 million (US$62.6

million) due to the consolidation of the Argentine operations. Considering only the Chilean operations, cost of goods sold increased in line with revenues. Consolidated gross margin decreased by 1.6 percentage points to 55.5%.

OPERATING RESULTS

Q1'02 Decreased 7.9% to Ch$16,462 million (US$25.1 million) due to a 7.7% lower gross profit which was partially compensated by a 7.6% lower SG&A. **Selling General & Administrative Expenses** decreased from Ch$37,605 million (US$57.3 million) in Q1'01 to Ch$34,731 million (US$53.0 million) this quarter as a result of the costs and expenses reduction program implemented within the Company and the consolidation, under Chilean GAAP, of CCU Argentina. Consolidated operating margin for the period decreased from 18.4% to 17.8%.

Operating income for the Chilean operations increased by 8.9%. However, considering the Ch$2,919 million (US$4.5 million) lower operating income coming from CCU Argentina, gives a total operating income 7.7% lower than Q1'01.

Q1 Operating Income and Operating Margin by Segment

	Q1 Operating Income (US$ million)			Q1 Operating Margin	
	2001	**2002**	**%Chg**	2001	**2002**
Beer - Chile	16.1	**18.2**	**12.5%**	27.2%	**29.0%**
Beer - Argentina	1.4	**-3.0**	**NM**	5.6%	**-26.0%**
Soft Drinks & Mineral Water	6.8	**7.6**	**10.9%**	14.8%	**16.4%**
Wine	1.3	**1.4**	**0.6%**	7.8%	**6.6%**
Others	1.5	**1.0**	**-34.0%**	24.3%	**19.0%**
TOTAL	27.2	**25.1**	**-7.9%**	18.4%	**17.8%**
Total Chile	25.8	**28.1**	**8.9%**	21.0%	**21.7%**

EBITDA RESULT

Q1'02 EBITDA decreased by 3.6% to Ch$26,616 million (US$40.6 million) while consolidated EBITDA margin for the period decreased by 0.4 percentage points to 28.9%.


Q1'02 SEGMENT CONTRIBUTION TO EBITDA
3.7%
5.0%
29.2%
60.2%
1.9%
Beer - Chile
Beer - Argentina
Soft Drinks & Mineral Water
Wine
Others

Q1 EBITDA and EBITDA Margin by Segment

	Q1 EBITDA (US$ million)			Q1 EBITDA margin	
	2001	**2002**	**% Chg**	2001	**2002**
Beer - Chile	22.3	**24.4**	**9.8%**	37.5%	**39.0%**
Beer - Argentina	5.0	**0.8**	**-84.5%**	19.6%	**6.7%**
Soft Drinks & Mineral Water	10.8	**11.8**	**9.6%**	23.4%	**25.6%**
Wine	2.1	**2.0**	**-3.6%**	12.3%	**10.0%**
Others	2.0	**1.5**	**-24.9%**	31.7%	**28.3%**
TOTAL	42.1	**40.6**	**-3.6%**	28.4%	**28.9%**
Total Chile	37.1	**39.8**	**7.4%**	30.3%	**30.8%**

NON-OPERATING RESULTS

Q1'02 Decreased to a loss of Ch$2,825 million (US$4.3 million) from a gain of of a Ch$13,242 million (US$20.2 million) in Q1'02. The decrease in non-operating results is mainly explained by:

- ***Net other non-operating income*** decreased from a gain of Ch$14,597 million (US$22.3 million) to a loss of Ch$276 million (US$0.4 million) as a result of lower non-operating income which was partially compensated by lower non-operating expenses. Non-operating income decreased from Ch$16,970 million (US$25.9 million) in Q1'01 to Ch$317 million (US$0.5 million) this quarter mainly due to the absence of the extraordinary gain in the sale of Backus & Johnston's shares in Q1'01. Non-operating expenses decreased from Ch$2,373 million (US$3.6 million) in Q1'01 to Ch$592 million (US$0.9 million) this quarter mainly as a consequence of expenses related to the extraordinary dividend paid last year.

- ***Price level restatement and foreign exchange fluctuations*** decreased from a Ch$509 million (US$0.8 million) gain to a Ch$1,884 million (US$2.9 million) loss in Q1'02. This decline is mainly explained by a Ch$2,020 million (US$3.1 million) loss as a consequence of the depreciation of the Argentine peso during the quarter.

- ***Interest expenses*** decreased from Ch$1,720 million (US$2.6 million) in Q1'01 to Ch$974 million (US$1.5 million) this quarter as a result of a lower level of debt and lower interest rates.

NET INCOME

Q1'02 Decreased by Ch$17,334 million (US$26.4 million) to a gain of Ch$10,648 million (US$16.2 million) as a result of a lower operating income, lower non-operating result and higher income tax provisions which were partially compensated by a positive minority interest. Income tax provisions increased by Ch$516 million (US$0.8 million) when compared with Q1'01, mainly explained by the increase in the tax rate in Chile and higher charges from deferred income taxes.

SEGMENT HIGHLIGHTS (Exhibit 2)

Revenues and operating margins have been separated by business segment. Revenues for each business segment have been categorized according to those derived from the core beverage products and to those derived from the sale of other non-core products. The results of the Company's plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro rata to the individual business segments based on volume sales, number of employees and certain allocations for minority participation.

(** Note: the comments below regarding volumes and pricing refer to Q1'02.)

BEER CHILE

Revenues increased by 5.4% to Ch$41,070 million (US$62.6 million), mainly as a result of a 3.1% increase in volumes and 2.4% higher average prices due to a price increase carried out last September.

Operating Income increased by 12.5% to Ch$11,905 million (US$18.2 million) mainly as the result of higher sales, which were partially compensated by higher cost of goods sold. Cost of goods sold increased 5.7% to Ch$15,265 million (US$23.3 million), representing 37.2% of sales, mainly due to higher raw material costs as a result of a higher exchange rate that affected unit cost in Chilean pesos, and a higher weight of non-returnable formats in the packaging mix, which were partially offset by lower maintenance costs. SG&A was almost constant decreasing by 0.4% to Ch$13,900 million (US$ 21.2 million). Operating margin increased from 27.2% to 29.0%.

EBITDA Operating cash generation increased by 9.8% to Ch$16,034 million (US$24.4 million) and EBITDA margin by 1.6 percentage points to 39.0%.

Comments Volumes during the quarter increased by 3.1%, however, making a month by month analysis there are not yet clear signs of a demand recovery in Chile. This year, denominated by the Company as the "year of Cristal", will include events, promotions and marketing campaigns seeking to strengthen Cristal's brand equity. As an example of this, it sponsored, last March, Roger Waters' show, representing the main concert in Chile during the last years.

BEER ARGENTINA

Revenues decreased 54.7% to Ch$7,517 million (US$11.5 million), due to 45.7% lower prices measured in Chilean pesos as a consequence of the devaluation of the Argentine peso and a 16.5% decline in volumes as a consequence of the difficult economic situation of the country.

Operating Income decreased from a Ch$928 million (US$1.4 million) gain to Ch$1,952 million (US$3.0 million) loss as a result of lower revenues which were partially compensated by lower cost of goods sold and SG&A. Both, Cost of goods sold and SG&A, increased as a percentage of sales, as a consequence of the accounting standards used to consolidate Argentine operations under Chilean GAAP.

EBITDA Cash generated from the operation reached a positive flow of Ch$502 million (US$0.8 million) while EBITDA margin was 6.7%.

Comments The results of this segment have been affected by the translation to Chilean GAAP, in addition to the effects of the economic and social crisis of the country. CCU Argentina, in Argentine GAAP and local currency, decreased its revenues by 14.2%, however, its operating income increased by 18.1%, from ThA$1,578 in Q1'01 to ThA$1,864 in Q1'02, showing the outcome of the implementation of additional cost and expenses savings as a part of the Contingency Plan initiated last December.

SOFT DRINKS & MINERAL WATER

Revenues increased by 0.2% to Ch$30,299 million (US$46.2 million) due to 1.1% higher volumes, which were partially compensated by 0.8% lower real prices. Specifically, nectar Watt's and mineral water in Chile grew 23.9% and 2.2% respectively while soft drinks volumes decreased 0.5%. Average real price for the segment decreased mainly as a consequence of lower real prices in soft drinks, nectars and mineral water due to the absence of nominal price increases to adjust prices according to inflation.

Operating Income increased from Ch$4,474 million (US$6.8 million) in Q1'01 to Ch$4,962 million (US$7.6 million) this quarter mainly as a result of lower cost of goods sold and SG&A. Cost of goods sold decreased as a percentage of sales by 0.7 points to 43.5% or Ch$13,179 million (US$20.1 million) mainly due to lower direct costs of mineral water. SG&A decreased this quarter as a percentage of sales by 0.9 points mainly as a result of lower salaries. Operating margin increased from 14.8% to 16.4% in Q1'02.

EBITDA Operating cash generation increased by 9.6% from Ch$7,086 million (US$10.8 million) to Ch$7,766 million (US$11.8 million) in Q1'02. Accordingly, EBITDA margin for the quarter increased from 23.4% to 25.6%.

Comments Nectars had a great performance, increasing its volumes by 23.9% when compared to the same period of last year. First preference indicator for soft drinks increased from 13.5% during Q1'01 to 19.0% in Q1'02 and from 69.6% in Q1'01 to 70.6% in Q1'02 for Cachantun.

WINE

Revenues increased by 18.6% to Ch$13,325 million (US$20.3 million) due to 38.3% higher volumes that were partially offset by 13.4% lower average prices. Export wine revenues grew 9.1%, comprising 10.2% higher volumes and 1.0% lower real prices in Chilean pesos due to a higher volume of bulk wine in the sales mix, partially compensated by higher foreign exchange rates. Domestic wine revenues increased by 37.9% comprising a 67.7% increase in volumes and a 17.7% decrease in prices after passing to consumers lower raw material costs.

Operating Income increased by 0.6% to Ch$886 million (US$1.4 million) mainly as a result of higher revenues which were partially compensated by higher cost of goods sold and higher SG&A. Cost of goods sold increased 9.8%, however, as a percentage of sales decreased from 68.3% to 63.3% in Q1'02, mainly due to lower raw material costs. SG&A rose 49.7% mainly as a result of higher marketing expenses, salaries and higher general expenses primarily originated by the direct sales force in Santiago. Accordingly, operating margin decreased from 7.8% to 6.6%.

EBITDA EBITDA decreased by 3.6% to Ch$1,333 million (US$2.0 million), therefore EBITDA margin was 10.0%.

Comments Over the quarter the wine division continued growing its sales volume, especially in the domestic market. As a result domestic market share increased from 12.8% in Feb/Mar 2001 to 18.7% in Feb/Mar 2002 according to the last Nielsen measurement. The main factor that explains the growth in the domestic market was the implementation of a direct sales force for Santiago in May 2001.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the result of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used for the operation.

ROCE on a consolidated level for the twelve-month period ended March 31, 2002, was 9.1%, increasing 0.8 percentage point when compared with the same period of year 2001. This increase is mainly explained by the better performance of the beer and wine Chilean operations. Return on capital employed for the beer Chile segment was 20.9%, while in the soft drinks business was 12.7%. The wine business had a ROCE of 10.8% and beer in Argentina, given its negative results, obtained a negative return on capital employed.

(three tables to follow)

Note: Some immaterial reallocations have been made in certain 2001 figures in order to be consistent with 2002's accounting criteria.

Compañía Cervecerías Unidas S.A.

Exhibit 1: Income Statement (First Quarter 2002)

	Ch$ millions		US$ millions (1)		
	31-Mar-02	31-Mar-01	31-Mar-02	31-Mar-01	% Change
Net sales	92,253	97,186	140.7	148.2	-5.1%
Cost of goods sold	(41,060)	(41,710)	(62.6)	(63.6)	-1.6%
% of sales	44.5%	42.9%	44.5%	42.9%	
Gross profit	51,193	55,476	78.1	84.6	-7.7%
% of sales	55.5%	57.1%	55.5%	57.1%	
SG&A	(34,731)	(37,605)	(53.0)	(57.3)	-7.6%
% of sales	37.6%	38.7%	37.6%	38.7%	
Operating income	16,462	17,871	25.1	27.2	-7.9%
% of sales	17.8%	18.4%	17.8%	18.4%	
Non-operating result					
Financial income	938	992	1.4	1.5	-5.4%
Equity in NI of rel. companies	(28)	(484)	(0.0)	(0.7)	-94.1%
Other non-operating income	317	16,970	0.5	25.9	-98.1%
Amortization of goodwill	(601)	(652)	(0.9)	(1.0)	7.8%
Interest expense	(974)	(1,720)	(1.5)	(2.6)	43.4%
Other non-operating expenses	(592)	(2,373)	(0.9)	(3.6)	75.0%
Price level restatement	69	853	0.1	1.3	91.9%
Foreign exchange fluctuations	(1,953)	(343)	(3.0)	(0.5)	-468.9%
Total	(2,825)	13,242	(4.3)	20.2	NM
Income before taxes	13,637	31,113	20.8	47.4	-56.2%
Income taxes	(3,286)	(2,771)	(5.0)	(4.2)	-18.6%
Tax rate	24.1%	8.9%	24.1%	8.9%	
Minority interest	286	(371)	0.4	(0.6)	0.0%
Amort. of negative goodwill	11	11	0.0	0.0	7.6%
Net income	10,648	27,982	16.2	42.7	-61.9%
% of sales	11.5%	28.8%	11.5%	28.8%	
Earnings per share	33.43	87.85	0.05	0.13	-61.9%
Earnings per ADR	167.15	439.27	0.25	0.67	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	9,741	9,480	14.9	14.5	2.8%
Amortization	413	269	0.6	0.4	53.7%
EBITDA	26,616	27,620	40.6	42.1	-3.6%
Capital expenditures	3,645	7,474	5.6	11.4	-51.2%

(1) Exchange rate: US$ 1.00 = Ch$ 655.90

Compañía Cervecerías Unidas S.A.

Exhibit 2: Segment Information - First Quarter 2002

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Others	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
OPERATING RESULTS										
(all figures in Ch$ millions)										
Revenues										
Core products	40,564	38,444	7,239	15,999	30,184	30,110	13,266	11,190	41	169
Other products *	506	532	277	579	115	115	59	47	3,430	3,947
Total	41,070	38,976	7,517	16,578	30,299	30,225	13,325	11,237	3,471	4,117
% Change	5.4%		-54.7%		0.2%		18.6%		-15.7%	
Cost of sales	(15,265)	(14,435)	(5,103)	(7,377)	(13,179)	(13,357)	(8,429)	(7,678)	(2,514)	(2,809)
% of Sales	37.2%	37.0%	67.9%	44.5%	43.5%	44.2%	63.3%	68.3%	72.4%	68.2%
SG&A	(13,900)	(13,954)	(4,366)	(8,272)	(12,158)	(12,393)	(4,010)	(2,678)	(297)	(307)
% of Sales	33.8%	35.8%	58.1%	49.9%	40.1%	41.0%	30.1%	23.8%	8.6%	7.5%
Operating profit	11,905	10,587	(1,952)	928	4,962	4,474	886	881	660	1,000
% of Sales	29.0%	27.2%	-26.0%	5.6%	16.4%	14.8%	6.6%	7.8%	19.0%	24.3%
Depreciation	3,925	3,935	2,335	2,214	2,772	2,577	388	449	321	306
Amortization	203	75	119	105	32	35	59	53	1	1
EBITDA	16,034	14,597	502	3,247	7,766	7,086	1,333	1,383	981	1,307

* The "Other products" line corresponds to intercompany sales in the "Other" segment.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine	
	2002	2001	2002	2001	2002	2001	2002	2001
VOLUMES & PRICING					Total**		Total	
Volume (HLs)	1,087,054	1,054,082	417,843	500,395	1,152,180	1,139,863	187,102	135,290
% Change	3.1%		-16.5%		1.1%		38.3%	
					Soft Drinks		Domestic	
					853,170	857,119	110,922	66,157
					-0.5%		67.7%	
					Nectars		Export	
					56,767	45,807	76,180	69,133
					23.9%		10.2%	
					Mineral Water			
					242,243	236,937		
					2.2%			

* Volumes include exports of 8,938 (7,376 to Chile) and 10,099 (6,718 to Chile) hectoliters in 2002 and 2001 respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 20.29 million and 20.07 million in 2001& 2002 respectively.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine	
	2002	2001	2002	2001	2002	2001	2002	2001
					Total		Total	
Price (Ch$ / HL)	37,316	36,455	17,613	32,418	26,198	26,415	70,830	81,789
% Change (real)	2.4%		-45.7%		-0.8%		-13.4%	
					Soft Drinks		Domestic	
					26,543	26,670	44,122	53,634
					-0.5%		-17.7%	
					Nectars		Export	
					37,685	39,283	109,899	110,994
					-4.1%		-1.0%	
					Mineral Water			
					21,982	22,554		
					-2.5%			

Compañía Cervecerías Unidas S.A.

Exhibit 3: Balance Sheet

	Ch$ millions		US$ millions (1)		
	Mar-31-2002	Mar-31-2001	Mar-31-2002	Mar-31-2001	% Change
ASSETS					
Cash & equivalents	76,348	81,755	116.4	124.6	-6.6%
Other current assets	118,063	140,649	180.0	214.4	-16.1%
Total current assets	194,411	222,404	296.4	339.1	-12.6%
PP&E, net	335,147	339,224	511.0	517.2	-1.2%
Other assets	83,546	86,702	127.4	132.2	-3.6%
TOTAL ASSETS	613,104	648,330	934.8	988.5	-5.4%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	30,944	30,923	47.2	47.1	0.1%
Other current liabilities	50,366	54,887	76.8	83.7	-8.2%
Total current liabilities	81,310	85,811	124.0	130.8	-5.2%
Long-term debt (2)	39,532	54,898	60.3	83.7	-28.0%
Other long-term labilities	32,244	29,049	49.2	44.3	11.0%
Total long-term liabilities	71,776	83,946	109.4	128.0	-14.5%
Minority interest	39,354	38,563	60.0	58.8	2.1%
Stockholders' equity	420,664	440,010	641.4	670.8	-4.4%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	613,104	648,330	934.8	988.5	-5.4%
OTHER FINANCIAL INFORMATION					
Cash & equivalents plus other liquid assets	96,704	123,829	147.4	188.8	-21.9%
Total financial debt	70,477	85,821	107.5	130.8	-17.9%
Net debt (3)	(26,227)	(38,007)	(40.0)	(57.9)	-31.0%
Liquidity ratio	2.39	2.59			
Debt / Capitalization	0.13	0.15			

(1) Exchange rate: US$ 1.00 = Ch$ 655.90

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents plus other liquid assets

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

By: ______________________
Patricio Jottar
Chief Executive Officer

Date: May 10, 2002